Exhibit 99.1

Yingli Green Energy Reports Third Quarter 2017 Results

The Company raises its 2017 full year PV module shipments guidance to 2.8 – 2.9 GW

BAODING, China, December 19, 2017-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended September 30, 2017.

Third Quarter 2017 Consolidated Financial and Operating Summary

●	Total net revenues were RMB1,678.7 million (US$252.3 million), compared to RMB3,173.6 million in the second quarter of 2017.
●	Total photovoltaic (“PV”) module shipments were 597.7 MW, compared to 1,146.6MW in the second quarter of 2017.
●	Gross profit and gross margin were RMB26.5 million (US$4.0 million) and 1.6% respectively, compared to RMB53.5 million and 1.7% respectively in the second quarter of 2017. Gross margin on sales of PV modules was 3.4%.
●	Operating loss was RMB2,266.7 million (US$340.7 million), including a non-cash impairment loss on property, plant and equipment of RMB1,897.3 million (US$285.2 million) and project assets of RMB144.4 million (US$21.7 million), compared to operating loss of RMB180.8 million in the second quarter of 2017.
●	On a non-GAAP(1) basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB2,116.3 million (US$318.1 million), compared to negative RMB27.4 million in the second quarter of 2017.
●	Net loss(2) and loss per American Depositary Share (the “ADS”, one ADS represents ten ordinary shares) were RMB2,344.0 million (US$352.3 million) and RMB129.0 (US$19.4) respectively, compared to RMB297.6 million and RMB16.4 respectively in the second quarter of 2017. On an adjusted non-GAAP basis, adjusted net loss and adjusted loss per ADS were RMB330.0 million (US$ 49.6 million) and RMB18.2 (US$2.7) respectively, compared to RMB322.8 million and RMB17.8 respectively in the second quarter of 2017.

“In Q3, with the decline of demand in China after June 30, 2017, the Company delivered 597.7 MW of PV modules in Q3 under the premise of striking a balance between operating cash flow and shipment volume,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“Geographically, the distributed generation (DG) projects maintained strong development momentum and became the main driving force in China market. Therefore, the Company adjusted its market strategy and developed more small and medium scale customers to penetrate the DG market. In Europe, the Company continued to restructure its overseas sales network in Europe with the aim to better serve customers from Europe, Africa and Latin America, increase the operation efficiency, and decrease the operation cost.”

(1) All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, impairment of long-lived assets, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

(2) For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

“On the technology side, the Company continued to focus on cost reduction and efficiency improvement through increased application of the diamond wire sawing technology and optimizing production process. In addition, the Company successfully completed the research and development of n-type 5 bus-bars half-cell modules and started the research and development of multi-crystalline 12 bus-bars modules in order to better meet market demands for products with high power output.”

“Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, we expect the PV module shipments to be in the range of 700 MW to 800 MW for the fourth quarter of 2017 and raise 2017 full year PV module shipments guidance to 2.8-2.9 GW,” Mr. Miao concluded.

Third Quarter 2017 Financial Results

Total Net Revenues

Total net revenues were RMB1,678.7 million (US$252.3 million), compared to RMB3,173.6 million in the second quarter of 2017 and RMB1,459.6 million in the third quarter of 2016. Total PV module shipments were 597.7 MW, compared to1,146.6 MW in the second quarter of 2017 and 365.3 MW in the third quarter of 2016.

The decrease of total net revenues from the second quarter of 2017 to the third quarter of 2017 was primarily due to the decrease of PV module shipments from 1,146.6MW to 597.7 MW mainly as a result of the decline of market demand in China due to the feed-in-tariff ("FiT") reduction after June 30, 2017, as well as the decrease of average selling price of the Company’s PV modules.

Gross Profit and Gross Margin

Gross profit was RMB26.5 million (US$4.0 million) in the third quarter of 2017, compared to RMB53.5 million in the second quarter of 2017 and RMB 80.3 million in the third quarter of 2016.

Gross margin was 1.6% in the third quarter of 2017, compared to 1.7% in the second quarter of 2017 and 5.5% in the third quarter of 2016. Gross margin on sales of PV modules was 3.4% in the third quarter of 2017, compared to 3.9% in the second quarter of 2017 and 6.2% in the third quarter of 2016.

The decrease of gross margin on sales of PV modules from the second quarter of 2017 to the third quarter of 2017 was mainly due to the decline of the Company’s average selling price of PV modules. The decrease in gross profit from the second quarter of 2017 to the third quarter of 2017 was mainly due to decrease of PV module shipments as a result of the FiT reduction after June 30, 2017 as well as decrease of average selling price.

Operating Expenses

Operating expenses were RMB2,293.1 million (US$344.7 million), compared to RMB234.3 million in the second quarter of 2017 and RMB307.1 million in the third quarter of 2016. Operating expenses as a percentage of net revenue was 136.6 % in the third quarter of 2017, compared to 7.4% in the second quarter of 2017 and 21.0% in the third quarter of 2016.

The significant increase of operating expenses from the second quarter of 2017 to the third quarter of 2017 was mainly because the Company recorded an impairment loss of RMB1,897.3 million for property, plant and equipment of (US$285.2 million) and RMB144.4 million (US$21.7 million) for project assets, primarily as a result of the lower gross margin and continuous decrease of average selling price in recent quarters and lower than expected power output of the Company’s certain solar power stations.

Operating Loss and Margin

Operating loss was RMB2,266.7 million (US$340.7 million) in the third quarter of 2017, compared to RMB180.8 million in the second quarter of 2017 and RMB 226.9 million in the third quarter of 2016.

Operating margin was negative 135.0% in the third quarter of 2017, compared to negative 5.7% in the second quarter of 2017 and negative 15.5% in the third quarter of 2016.

EBITDA

On a non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were negative RMB2,116.3 million (US$318.1 million), compared to negative RMB27.4 million in the second quarter of 2017 and RMB25.7 million in the third quarter of 2016.

Interest Expense

Interest expense was RMB160.7 million (US$ 24.2million) in the third quarter of 2017, compared to RMB165.3 million in the second quarter of 2017 and RMB 159.7 million in the third quarter of 2016. The Company’s average interest rate was 5.10% in the third quarter of 2017, compared to 5.11% in the second quarter of 2017 and 5.35% in the third quarter of 2016.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB7.7 million (US$1.2 million) in the third quarter of 2017, compared to RMB5.9 million in the second quarter of 2017 and RMB 27.6 million in the third quarter of 2016.

Income Tax Benefit (Expense)

Income tax benefit was RMB0.3 million (US$0.05 million) in the third quarter of 2017, compared to income tax expense of RMB 0.09 million in the second quarter of 2017 and income tax benefit of RMB13.4 million in the third quarter of 2016.

Net Loss

Net loss was RMB2,344.0 million (US$352.3 million) in the third quarter of 2017, compared to net loss of RMB297.6 million in the second quarter of 2017 and net loss of RMB335.4 million in the third quarter of 2016. Loss per ADS was RMB129.0 (US$19.4) in the third quarter of 2017, compared to loss per ADS of RMB16.4 in the second quarter of 2017 and loss per ADS of RMB18.5 in the third quarter of 2016.

On an adjusted non-GAAP basis, adjusted net loss was RMB330.0 million (US$ 49.6 million), compared to adjusted net loss of RMB322.8 million in the second quarter of 2017 and adjusted net loss of RMB345.3 million in the third quarter of 2016; adjusted loss per ADS was RMB18.2 (US$2.7) in the third quarter of 2017, compared to adjusted loss per ADS of RMB17.8 in the second quarter of 2017 and adjusted loss per ADS of RMB14.5 in the third quarter of 2016.

Financial Position

As of September 30, 2017, the Company had RMB439.3 million (US$66.0 million) in cash and cash equivalents, decreased from RMB658.2 million as of June 30, 2017.

As of September 30, 2017, the Company had RMB337.4 million (US$50.7 million) in restricted cash, increased from RMB321.7 million as of June 30, 2017.

As of September 30, 2017, the Company’s accounts receivable had increased to RMB3,005.0 million (US$451.7million) from RMB 2,910.8 million as of June 30, 2017. Days sales outstanding were 161 days in the third quarter of 2017, increased from 83 days in the second quarter of 2017, mainly because in the second quarter of 2017, the Company received significant amount of down payment from customers due to high demands for PV modules before the reduction of FiT, and no such high proportion of down payment received in the third quarter of 2017.

As of September 30, 2017, the Company’s accounts payable had increased to RMB2,527.7 million (US$379.9 million) from RMB2,408.6 million as of June 30, 2017. Days payable outstanding were 138 days in the third quarter of 2017, increased from 69 days in the second quarter of 2017, primarily because the Company made payments to suppliers in a longer period in the third quarter of 2017.

As of September 30, 2017, the Company’s inventory had increased to RMB1,058.1 million (US$159.0 million) from RMB1,039.7 million as of June 30, 2017. Inventory turnover days were 58 days in the third quarter of 2017, increased from 30 days in the second quarter of 2017, which was mainly due to the decrease of cost of total net revenues as a result of the decrease of PV module shipments in the third quarter of 2017.

The Company and its subsidiaries are exploring financing options to continue to manage the Company and its subsidiaries' liquidity and to enhance their financial flexibility.

Updates on Repayment of Medium-Term Notes

As of the date of this press release, one of the Company’s subsidiaries, Tianwei Yingli, had medium-term notes, or MTNs, of RMB1,757.0 million outstanding, including RMB357.0 million of the MTNs issued in 2010 (the “2010 MTNs”), which became due on October 13, 2015, and RMB1.4 billion of the MTNs issued in 2011 (the “2011 MTNs”), which became due on May 12, 2016. Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs. As stated in the Company’s press release dated September 1, 2017, one of the holders of 2011 MTNs and 2010 MTNs filed a lawsuit against Tianwei Yingli and the Company notified all holders of the MTNs of this lawsuit and held a meeting with all holders of the MTNs. Thus far, the Company has not received any other legal proceedings initiated by holders of the 2011 MTNs or the 2010 MTNs against the Company or any of its subsidiaries.

Updates on Long-term Polysilicon Supply Contracts

As previously reported in the Company’s annual reports on Form 20-F, the Company has not fully performed some of its long-term polysilicon supply contracts on their original terms, and suppliers have sent the Company invoices or demand letters for failing to perform certain obligations under these contracts. On December 15, 2017, one of our subsidiaries received a notice of termination from one of such suppliers notifying the Company of its decision to terminate its long-term polysilicon supply contract with the Company with immediate effect and claiming US$897.5 million of payments due and payable by the Company under the contract. The Company previously entered into an agreement with this supplier on November 13, 2017 in which the supplier agreed not to initiate any suit, claim, arbitration or other proceeding against the Company in connection with the contract before March 31, 2018. Currently, the Company is still in discussion with the supplier to find an amicable solution. However, the Company’s negotiation efforts may not be successful and the Company cannot assure you that the supplier will not bring any legal action against the Company to enforce its rights under the contract in the future. While the Company does not expect termination of the contract to negatively affect the Company’s polysilicon procurement, the Company is still assessing potential impact on its financial condition and results of operation if an amicable solution cannot be found with this supplier.

Business Outlook for Fourth Quarter and Full year of 2017

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 700MW to 800MW for the fourth quarter of 2017 and raises its full year PV module shipments guidance to 2.8-2.9 GW from previous 2.5-2.8GW.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release may include certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating expenses adjusted operating profit or loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.6533 to US$1, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of September 30, 2017. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Time on December 19, 2017, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004

International Dial-in Number: +65 6713 5090

Passcode: 1893067

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A webcast On-Demand will be available shortly after the call on Yingli Green Energy's website for 12 months.

A replay of the conference call will be available until December 27, 2017 by dialing:

U.S. Toll Free Number: +1-855-452-5696

International Dial-in Number: +61 2 8199 0299

Passcode: 1893067

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 18 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan

Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of September 30, 2016	As of June 30, 2017	As of September 30, 2017
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	966,026	979,853	776,726	116,743
Accounts receivable, net	2,697,237	2,910,839	3,005,024	451,659
Inventories	1,657,515	1,039,654	1,058,139	159,040
Prepayment to suppliers	574,296	467,219	596,066	89,590
Prepaid expenses and other current assets	1,572,256	1,248,561	1,262,658	189,779
Total current assets	7,467,330	6,646,126	6,698,613	1,006,811
Long-term prepayment to suppliers	353,822	284,627	253,912	38,163
Land, property, plant and equipment, net	6,334,342	4,671,176	2,677,058	402,366
Project assets	734,159	651,136	498,954	74,993
Land use rights	405,000	398,252	395,931	59,509
Intangible assets, net	58,172	57,985	57,922	8,706
Investments in affiliated companies	442,894	355,751	347,444	52,221
Other assets	183,612	163,610	163,690	24,603
Total assets	15,979,331	13,228,663	11,093,524	1,667,372
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	8,870,402	8,994,005	8,335,416	1,252,824
Accounts payable	2,862,132	2,408,599	2,527,687	379,915
Other current liabilities and accrued expenses	2,581,169	2,976,599	3,179,738	477,919
Total current liabilities	14,313,703	14,379,203	14,042,841	2,110,658
Long-term debt, excluding current portion	2,569,955	2,497,738	3,064,924	460,662
Accrued warranty liability, excluding current portion	809,331	827,545	836,775	125,768
Other liabilities	3,299,588	3,207,580	3,169,930	476,445
Total liabilities	20,992,577	20,912,066	21,114,470	3,173,533
Shareholders' deficit:
Ordinary shares	13,791	13,791	13,791	2,073
Additional paid-in capital	7,247,794	7,248,786	7,249,051	1,089,542
Accumulated other comprehensive income/(loss)	71,752	(5,343)	72,146	10,844
Treasury stock	(127,331)	(127,331)	(127,331)	(19,138)
Accumulated deficit	(13,436,893)	(15,910,478)	(18,254,514)	(2,743,678)
Total Yingli Green Energy shareholders' deficit	(6,230,887)	(8,780,575)	(11,046,857)	(1,660,357)
Non-controlling interests	1,217,641	1,097,172	1,025,911	154,196
Total shareholders' deficit	(5,013,246)	(7,683,403)	(10,020,946)	(1,506,161)
Total liabilities and shareholders' deficit	15,979,331	13,228,663	11,093,524	1,667,372

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the three month ended
	September 30, 2016	June 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,240,818	2,948,075	1,459,425	219,354
Other revenues	218,769	225,513	219,231	32,950
Total net revenues	1,459,587	3,173,588	1,678,656	252,304
Cost of revenues:
Cost of PV modules sales	(1,164,464)	(2,833,278)	(1,410,088)	(211,938)
Cost of other revenues	(214,858)	(286,794)	(242,115)	(36,390)
Total cost of revenues	(1,379,322)	(3,120,072)	(1,652,203)	(248,328)
Gross profit	80,265	53,516	26,453	3,976
Selling expenses	(144,450)	(129,277)	(136,650)	(20,539)
General and administrative expenses	(112,177)	(85,280)	(107,131)	(16,102)
Research and development expenses	(40,999)	(45,220)	(35,625)	(5,355)
Impairment of property, plant and equipment	0	0	(1,897,308)	(285,168)
Impairment of project assets	0	0	(144,433)	(21,708)
Reversal of/(provision) for reserve for inventory purchase commitments	(9,490)	25,436	28,002	4,209
Total operating expenses	(307,116)	(234,341)	(2,293,145)	(344,663)
Loss from operations	(226,851)	(180,825)	(2,266,692)	(340,687)
Interest expense	(159,735)	(165,344)	(160,723)	(24,157)
Interest income	1,984	859	961	144
Foreign currency exchange gain	27,567	5,918	7,672	1,153
Other income	2,349	14,234	6,530	982
Loss before income taxes	(354,686)	(325,158)	(2,412,252)	(362,565)
Income tax benefit/(expenses)	13,353	(87)	315	47
Equity in income/(loss) of affiliates, net	164	338	(90)	(14)
Net loss	(341,169)	(324,907)	(2,412,027)	(362,532)
Less : Gain attributable to the non-controlling interests	5,813	27,301	67,991	10,219
Net loss attributable to Yingli Green Energy	(335,356)	(297,606)	(2,344,036)	(352,313)
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770
Loss per ordinary share
Basic	(1.85)	(1.64)	(12.90)	(1.94)
Diluted	(1.85)	(1.64)	(12.90)	(1.94)
Loss per ADS
Basic	(18.5)	(16.4)	(129.0)	(19.4)
Diluted	(18.5)	(16.4)	(129.0)	(19.4)
Net loss	(341,169)	(324,907)	(2,412,027)	(362,532)
Other comprehensive income/(loss)
Foreign Currency exchange translation adjustment, net of nil tax	(26,415)	43,538	74,219	11,155
Comprehensive loss	(367,584)	(281,369)	(2,337,808)	(351,377)
Less : Comprehensive loss attributable to the non-controlling interest	4,658	31,072	71,261	10,711
Comprehensive loss attributable to Yingli Green Energy	(362,926)	(250,297)	(2,266,547)	(340,666)
Reconciliation of Non-GAAP measures to GAAP measures

	For the three month ended
	September 30, 2016	June 30, 2017	September 30, 2017
	RMB	RMB	RMB	US$
Net loss attributable to Yingli Green Energy	(335,356)	(297,606)	(2,344,036)	(352,313)
Share-based compensation	(435)	(272)	(264)	(40)
Reversal of/(provision) for reserve for inventory purchase commitments	(9,490)	25,436	28,002	4,209
Impairment of long-lived assets	-	-	(2,041,741)	(306,876)
Non-GAAP loss	(345,281)	(322,770)	(330,033)	(49,606)
Non-GAAP diluted loss per ordinary share	(1.90)	(1.78)	(1.82)	(0.27)
Reconciliation of EBITDA measures to loss before income tax & minority interest measures
Loss before income taxes and non-controlling interest	(354,522)	(324,820)	(2,412,342)	(362,579)
Interest expense	159,735	165,344	160,723	24,157
Interest income	(1,984)	(859)	(961)	(144)
Depreciation	219,881	131,269	134,456	20,209
Amortization for land use rights and intangible assets	2,593	1,659	1,838	276
EBITDA	25,703	(27,407)	(2,116,286)	(318,081)